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Contact:   Marilyn Lattin (415) 933-5070
           Director, Investor Relations

Media:     John Thompson (415) 933-8515
           Manager, Public Relations


              SILICON GRAPHICS ANNOUNCES DEBENTURE EXCHANGE OFFER

MOUNTAIN VIEW, California, August 7, 1997 (NYSE: SGI) -- Silicon Graphics, Inc. today announced an offer to exchange its 5 1/4% Senior Convertible Notes due 2004 for the Company's outstanding Zero Coupon Convertible Subordinated Debentures due 2013.

The exchange offer will commence on August 7, 1997, and is scheduled to expire at midnight, New York City time, on September 4, 1997, unless extended.

The purpose of the exchange offer is to refinance the Zero Coupon Convertible Subordinated Debentures with the Senior Notes. The exchange offer will be effected on the basis of that principal amount of Senior Notes equal to the accreted value of each $1,000 principal amount at maturity Zero Coupon Debenture as of the expiration date for each such Zero Coupon Debenture validly tendered and accepted for exchange in the exchange offer.

The Senior Notes will be convertible at any time following the date of issuance thereof and prior to maturity, unless previously redeemed, into Common Stock of Silicon Graphics at a conversion price of $36.25 per share, subject to adjustment in certain events. The Senior Notes will be redeemable at the option of the Company on or after September 7, 2000, subject to certain conditions, and at the option of the holders in the event of a Fundamental Change (as defined).

Consummation of the exchange offer will be conditioned on receipt of validly tendered Zero Coupon Debentures representing at least $200,000,000 aggregate principal amount at maturity of the Zero Coupon Debentures.

Morgan Stanley & Co., Incorporated will act as dealer manager to solicit exchanges. State Street Bank and Trust Company of California, N.A., will act as exchange agent. A prospectus for the exchange offer will be available from Georgeson & Company Inc., Wall Street Plaza, New York, NY 10005 (toll free (800) 223-2064; collect (212) 440-9800), which has been retained as information agent. Holders of the Zero Coupon Debentures should contact Morgan Stanley & Co. Incorporated at (800) 835-9668, extension 2262, for additional information.

Silicon Graphics, Inc. is a leading supplier of high-performance interactive computing systems. Silicon Graphics and its subsidiaries have offices throughout the world and headquarters in Mountain View, California.

Silicon Graphics and the Silicon Graphics logo are registered trademarks of Silicon Graphics, Inc. Press materials are available on the World Wide Web at http://www.sgi.com/Overview/newsroom. Financial information is available on the World Wide Web at http://www.sgi.com/headlines/investor.